# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Onconetix, Inc., CIK 0001782107
CUSIP: 68237Q401
Title of class of securities: Common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 201 E. Fifth Street, Suite 1900, Cincinnati, Ohio (OH), 45202
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001865973

## Reporting persons
- Keystone Capital Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 419,298; sole dispositive power 0; shared dispositive power 419,298; aggregate amount beneficially owned 419,298 (6.32% of the class)
  Comment: The percentages used herein are calculated based upon (i) 5,241,486 shares of common stock outstanding as of September 29, 2026, as reported by the Company in its Definitive Proxy Statement dated October 7, 2026, filed with the SEC on October 7, 2026 and (i) the shares of common stock held by such reporting person as of September 30, 2026. Amount beneficially owned excludes (i) 1,214,208 shares issuable upon exercise of warrants held by Keystone, (ii) 19,494 shares issuable upon conversion of shares of preferred stock held by Keystone, based on an alternate conversion price of $0.51, and (iii) 97,726,577 shares issuable pursuant to a common stock purchase agreement by and between the Company and Keystone, which in each case are subject to a prohibition on issuance if such issuance would result in the holder beneficially owning over 4.99% of the common stock.
  
  As of the date hereof, Keystone Capital Partners, LLC has ceased to be the beneficial owner of more than 5 percent of the common stock.
- RANZ Group LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 419,298; sole dispositive power 0; shared dispositive power 419,298; aggregate amount beneficially owned 419,298 (6.32% of the class)
  Comment: The percentages used herein are calculated based upon (i) 5,241,486 shares of common stock outstanding as of September 29, 2026, as reported by the Company in its Definitive Proxy Statement dated October 7, 2026, filed with the SEC on October 7, 2026 and (i) the shares of common stock held by such reporting person as of September 30, 2026. Amount beneficially owned excludes (i) 1,214,208 shares issuable upon exercise of warrants held by Keystone, (ii) 19,494 shares issuable upon conversion of shares of preferred stock held by Keystone, based on an alternate conversion price of $0.51, and (iii) 97,726,577 shares issuable pursuant to a common stock purchase agreement by and between the Company and Keystone, which in each case are subject to a prohibition on issuance if such issuance would result in the holder beneficially owning over 4.99% of the common stock.
  
  As of the date hereof, RANZ Group LLC has ceased to be the beneficial owner of more than 5 percent of the common stock.
- Fredric Zaino: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 419,298; sole dispositive power 0; shared dispositive power 419,298; aggregate amount beneficially owned 419,298 (6.32% of the class)
  Comment: The percentages used herein are calculated based upon (i) 5,241,486 shares of common stock outstanding as of September 29, 2026, as reported by the Company in its Definitive Proxy Statement dated October 7, 2026, filed with the SEC on October 7, 2026 and (i) the shares of common stock held by such reporting person as of September 30, 2026. Amount beneficially owned excludes (i) 1,214,208 shares issuable upon exercise of warrants held by Keystone, (ii) 19,494 shares issuable upon conversion of shares of preferred stock held by Keystone, based on an alternate conversion price of $0.51, and (iii) 97,726,577 shares issuable pursuant to a common stock purchase agreement by and between the Company and Keystone, which in each case are subject to a prohibition on issuance if such issuance would result in the holder beneficially owning over 4.99% of the common stock.
  
  As of the date hereof, Mr. Zaino has ceased to be the beneficial owner of more than 5 percent of the common stock.

## Item 1. Issuer
Name of issuer: Onconetix, Inc.
Address of issuer's principal executive offices: 201 E. Fifth Street, Suite 1900, Cincinnati, Ohio 45202

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of the following persons with respect to shares of common stock of the Company acquired by them (the "Shares"):

(i) Keystone Capital Partners, LLC, Delaware limited liability company ("Keystone"), with respect to Shares beneficially owned by it;

(ii) RANZ Group LLC, a Delaware limited liability company ("RANZ Group"), with respect to Shares beneficially owned by it; and

(iii) Fredric Zaino, an individual ("Mr. Zaino"), with respect to Shares beneficially owned by him.

The foregoing persons are hereinafter referred to collectively as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

RANZ Group and Mr. Zaino do not own any Shares directly. Keystone is managed by RANZ Group. RANZ Group maintains investment and voting power with respect to the securities held or controlled by Keystone. Fredric Zaino, an individual, controls RANZ Group. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, RANZ Group and Mr. Zaino may be deemed to own beneficially all of the Shares (constituting approximately 6.32% of the shares outstanding). Each of RANZ Group and Mr. Zaino disclaim beneficial ownership of any of the securities covered by this statement, except to the extent of any pecuniary interest therein.
Address of principal business office or, if none, residence: 139 Fulton Street, Suite 412, New York, NY 10038
Citizenship: Keystone is a Delaware limited liability company. RANZ Group is a Delaware limited liability company. Mr. Zaino is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Keystone: 419,298
RANZ Group: 419,298
Mr. Zaino: 419,298
Percent of class:
Keystone: 6.32%
RANZ Group: 6.32%
Mr. Zaino: 6.32%
Sole power to vote or to direct the vote:
Keystone: 0
RANZ Group: 0
Mr. Zaino: 0
Shared power to vote or to direct the vote:
Keystone: 419,298
RANZ Group: 419,298
Mr. Zaino: 419,298
Sole power to dispose or to direct the disposition:
Keystone: 0
RANZ Group: 0
Mr. Zaino: 0
Shared power to dispose or to direct the disposition:
Keystone: 419,298
RANZ Group: 419,298
Mr. Zaino: 419,298

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
The Joint Filing Agreement filed as Exhibit 99.1 to the Schedule 13G filed on July 27, 2026 is incorporated herein by reference.

## Signatures
- Keystone Capital Partners, LLC: /s/ Fredric Zaino, Fredric Zaino, as Managing Member of Keystone Capital Partners, LLC, as the CIO of Keystone Capital Partners, LLC (11/05/2026)
- RANZ Group LLC: /s/ Fredric Zaino, Fredric Zaino, as Managing Member of RANZ Group LLC (11/05/2026)
- Fredric Zaino: /s/ Fredric Zaino, Fredric Zaino, individually (11/05/2026)